April 22, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, NE

Washington, D.C. 20549

Attention:	Aliya Ishmukhamedova / Matthew Crispino

Re:	Healthcare Triangle, Inc. Amendment No. 1 to Registration Statement on Form S-1 Submitted April 1, 2025 File No. 333-286331

Ladies and Gentlemen:

On behalf of Healthcare Triangle, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects revisions to the above-referenced Registration Statement submitted to the Commission on April 1, 2025 (and together with the Amended Registration Statement, hereinafter referred to as the “Registration Statement”). The Registration Statement has been revised in response to the comment letter addressed to the Company dated April 15, 2025, from the staff of the Commission (the “Staff”), as well as certain other updated information.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

For reference purposes, the comments contained in the Staff’s letter dated April 15, 2025, are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

Registration Statement on Form S-1

Cover page

1.	Staff Comment: We note your references in your prospectus to an "alternative cashless exercise" of the Series B Warrants. The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrants. In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout the prospectus by removing the references to "alternative cashless exercise" and exclusively using the term "zero exercise price" or another appropriate term that conveys that, in addition to the company receiving no cash upon the "alternative cashless exercise," the warrant holders would be entitled to receive more shares than they would under the cash exercise terms.

Company Response: The Company acknowledges the Staff’s comment and has made the requested additional disclosure on the cover page and on pages 4, 7, 9, 10, 11 and 12 the Amended Registration Statement.

U.S. Securities and Exchange Commission

April 22, 2025

2.	Staff Comment: Please revise your cover page disclosure to highlight that the “alternative cashless exercise” provision would allow a Series B warrant holder to receive 3 shares of common stock without having to make any exercise payment, and provide a materially complete discussion of the impact of such exercise on existing shareholders. Explain that as a result you do not expect to receive any cash proceeds from the exercise of the Series B warrants because, if true, it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive 3 shares.

Company Response: The Company acknowledges the Staff’s comment and has made the requested additional disclosure on the cover page and on pages 4 and 9 of the Amended Registration Statement.

Risk Factors, page 5

3.	Staff Comment: With reference to the disclosure on pages 8-9, please add a new risk factor to address potential dilution from the reset provision that could adjust upward the number of common shares underlying the Series B Warrants. The risk factor should disclose the maximum number of shares that may be issuable upon exercise of the warrants.

Company Response: The Company has added the requested additional Risk Factor on page 5 of the Amended Registration Statement.

* * * * *

Please note that the Company has included certain changes in the Amended Registration Statement other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (646) 844-1492 or Ross Carmel of our office at (646) 838-1310.

Very truly yours,

/s/ Jeffrey P. Wofford, Esq.
Jeffrey P. Wofford, Esq.
Sichenzia Ross Ference Carmel LLP

cc:	David Ayanoglou, Healthcare Triangle, Inc.